

Mail Stop 3561

January 26, 2017

James L. Reynolds
President and Chief Executive Officer
Adomani, Inc.
620 Newport Center Drive, Suite 100
Newport Beach, CA 92660

> **Re: Adomani, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed January 17, 2017**
> **File No. 024-10656**

Dear Mr. Reynolds:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 27, 2017 letter.

Exhibit 12.1

1. Please have counsel opine on the legality of the underwriters' warrant as your binding obligation. For guidance, refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, Section II.B.1.f.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Curtis L. Mo, Esq.
        DLA Piper